

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2020

Kevin Russell
Chief Legal & Administrative Officer
Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730

   Re: Aware, Inc.
      Form 8-K
      Exhibit No. 10.2 – Aware, Inc. Q4 2019 Executive Bonus Plan
      Filed November 19, 2019
      File No. 000-21129

Dear Mr. Russell:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

             Sincerely,

             Division of Corporation Finance